Exhibit 99(d)
                 [Orrstown Financial Services, Inc. Stationery]

                                December 10, 1999

Dear Stockholder:

     The Board of Directors of Orrstown Financial Services, Inc. recently voted to amend the current Stockholder Dividend Reinvestment Plan to permit stockholders to make voluntary cash investments in additional shares and to eliminate the 100 share minimum participation requirement. Accordingly, we are pleased to provide you with the enclosed Prospectus for the new Orrstown Financial Services, Inc. Stockholder Dividend Reinvestment and Stock Purchase Plan. The Plan provides stockholders with a convenient and economical way to purchase additional shares of the Company's common stock by reinvesting cash dividends paid on their shares and making voluntary cash investments in additional shares. The new Plan is an amendment of and successor to the current Dividend Reinvestment Plan which was instituted in 1998 and remains in effect until December 31, 1999.

     Participation is voluntary. If you do not choose to participate in the Plan, you will continue to receive cash dividends, as declared, in the usual manner. Each Participant in the 1998 Plan will be automatically enrolled in the new Plan, which will be effective January 1, 2000.

     You may participate with respect to all or a specified fixed number of your shares. Under the new amended Plan, stockholders also will be permitted to invest up to $2,500 per quarter in the purchase of additional shares. Please refer to the Prospectus for additional information on this new opportunity to increase your holdings in Orrstown Financial Services, Inc.


     If you are not presently enrolled in the Dividend Reinvestment Plan, but desire to enroll in the new Dividend Reinvestment and Stock Purchase Plan, please complete the enclosed Authorization and Enrollment Form and return it in the envelope provided to:

                                    Orrstown Bank
                                    77 East King Street
                                    Shippensburg, PA  17257
                                    Attn: Shareholder Services

     Before electing to participate in the Plan, we urge you to carefully read the enclosed Prospectus. It contains important information regarding participation in the Plan and should be retained for future use.

     If you would like your participation in the Plan to begin with the 2000 first quarter dividend, we request that you return your completed enrollment form by March 20, 2000. Should you have any questions, please write to Shareholder Services at the address shown above, or telephone us at
(717) 532-6114.

                                     Sincerely,


                                     Kenneth R. Shoemaker
                                     President and Chief Executive
                                     Officer